DFR
Praia do Flamengo, 66 - 8° andar
22.210-903 Rio de Janeiro RJ
BR
Tel: 2514-6327 Fax: 2514-5964

Eletrobrás

CTA-DFR-3181/2006

Rio de Janeiro, March 23, 2006.

SUPPL

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

06012018

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copies of two ANNOUNCEMENTS TO THE SHAREHOLDERS, published on March 23, 2006.

With regards,

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

3/29



Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

ANNOUNCEMENT TO THE SHAREHOLDERS

We hereby inform our shareholders that the documents referred to in Article 133 of Law 6404/76, regarding the fiscal year ended on 2005, are available at:

- The Company's web site: http://www.eletrobras.com.br/RI RelacaoInvestidores.asp

- At the Company's head office, located at SCN, Quadra 4, Bloco B, Pétala C, Sala 203 – Edifício Centro Empresarial VARIG, Brasília, Distrito Federal and in Rio de Janeiro, at Departamento de Captação de Recursos e Relações com Investidores – Divisão de Relações com Investidores, Praia do Flamengo, 66 – Bloco A – 8° andar.

Brasília, March 23, 2006.

José Drumond Saraiva
Investor Relations Director